Item 77N: Treasury Temporary Guarantee Program


On October 7, 2008, the Funds Board of Directors approved the participation by the Fund in the U.S.
Department of the Treasurys Temporary Guarantee
Program for Money Market Funds (Program) through
December 18, 2008, which has subsequently been extended through April 30, 2009. Under the Program, shares held by the Fund as of the close of business on September 19, 2008 (Program Date) are insured against loss in the event the Fund liquidates its holdings during the term of the Program and the per share value at the time of liquidation drops below $0.995 per share. For participation in the initial three months of the Program, the Fund paid 0.01% of its net assets as of the Program
Date, and paid an additional 0.015% of its net assets as of the Program Date to participate in the extension. This expense was borne by the Fund. The fees are amortized over the term of the Program and are reflected in the Funds Statement of Operations. The U.S. Department of the Treasury may extend the Program at its discretion, through September 18, 2009. If the Program is extended, the Fund will consider whether to continue to participate.